Mail Stop 6010



	March 13, 2006


Bruce Velestuk
President
Fairview Energy Corporation, Inc.
585 Milsom Wynd
Delta, British Columbia
Canada V4M 2T6

Re:	Fairview Energy Corporation, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed February 24, 2006
	File No. 333-130906

Dear Mr. Velestuk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. Please continue to enhance your risk factor disclosure by including a discussion of the risks related to your disclosure in the second paragraph under "Government Approvals and Environmental
Laws"
on page 25.

Because our President, Bruce Velestuk, has other business interests..., page 8

2. Please enhance your risk factor to clarify that the projects mentioned are owned by Link Power Management Ltd., a private British
Columbia company owned by Mr. Velestuk, and disclose the amount of time Mr. Velestuk has historically devoted to those projects. Please also revise to indicate any conflicts of interest that may arise from
Mr. Velestuk`s ownership of those projects. As examples only, and to the extent applicable, describe any conflicts of interest resulting from the diversion of Mr. Velestuk`s time to those other projects, potential diversions of available capital raising and business opportunities to those other projects, or the diversion of available resources, such as independent contractors and potential employees of
Fairview Energy to those other projects, etc.

Selling Shareholders, page 11

3. We note your revised disclosure in response to prior comment 9. Please revise your disclosure to clarify, if true, that the per share prices mentioned were the per share prices at which your selling shareholders acquired their shares, and to clarify that the selling shareholders will sell their shares at $0.40 per share until your shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Plan of Operations, page 27

4. Please clarify in your eighth paragraph that there is no guarantee that your common stock will be accepted for quotation on the OTC
Bulletin Board, and that if accepted, that there is no guarantee that such quotation will be maintained.

Financial Statements

5. Please update the financial statements as required by Item
310(g)
of Regulation S-B.

Note 1. Nature and Continuance of Operations, page 37

6. Please revise to indicate the fiscal year end that you are using.

Part II - Undertakings

7. Please tell us why you have not include any of the Item 512(g) undertakings.

Exhibit 23 - Consent of Independent Registered Public Accounting
Firm

8. Please include an updated consent in all amendments.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeanne Bennett at (202) 551-3606, or Brian Cascio at (202) 551-3676, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with questions regarding our comments on any other part of your filing.

            Sincerely,



Perry Hindin
Special Counsel
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Bruce Velestuk
Fairview Energy Corporation, Inc.
March 13, 2006
Page 3